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FOIA CONFIDENTIAL TREATMENT REQUESTED
BY WATFORD HOLDINGS LTD.

VIA FEDERAL EXPRESS
March 25, 2019
Attention: Ms. Christine Westbrook and Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Watford Holdings Ltd.
Registration Statement on Form S-1
Filed March 6, 2019
File No. 333-230080

Dear Ms. Westbrook and Ms. Jaskot:
On behalf of our client, Watford Holdings Ltd., a Bermuda exempted company with limited liability (the “Company”), set forth below are the responses of the Company to comments conveyed to us by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by telephone on March 21, 2019 (the “Telephone Comments”) in connection with our prior response letter to the Staff dated March 20, 2019 (the “Prior Response Letter”) to comments made by the Staff by letter dated March 15, 2019 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1, which the Company publicly filed on March 6, 2019 (the ”Original Registration Statement”). Concurrent with the submission of this response letter (this “Response Letter”), the Company is filing Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to both the Telephone Comments and to the Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.
The Company’s responses to the Telephone Comments are set out in the order in which they were conveyed by the Staff and are numbered accordingly.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-001 -

Ms. Westbrook Ms. Jaskot	Page 2
March 25, 2019

We have enclosed with this Response Letter a marked copy of the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to the Original Registration Statement. All page references in the responses below are to the pages of the marked copy of the Registration Statement.
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this Response Letter. For the Staff’s reference, we have separately furnished to the Staff by hand delivery on the date hereof (i) a separate copy of this Response Letter marked to show the full text of the portions of this Response Letter redacted from the version submitted via EDGAR for which the Company is requesting confidential treatment and (ii) a transmittal letter to the Staff requesting confidential treatment with respect to those redacted portions of this Response Letter (the “Request Letter”), in each case pursuant to Rule 83 of the Rules on Information and Requests of the SEC, 17 C.F.R. § 200.83 (“Rule 83”). We have also furnished a copy of the Request Letter to the SEC’s Office of Freedom of Information and Privacy Act pursuant to Rule 83.
In accordance with Rule 83, the Company requests confidential treatment of (i) the portions of this Response Letter marked as [***] (the “Confidential Information”) and (ii) the above-referenced Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the confidentiality of the omitted information in accordance with Rule 83.
In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by Watford Holdings Ltd.” and each page is marked with the identifying numbers and code “WAT-001” through “WAT-003.”

1.
We believe that it is appropriate for you to state that the registration fee is calculated under Rule 457(a) under the Securities Act in that, in the absence of a proposed maximum offering price, you relied on 457(f)(2) to calculate the fee based on the book value per share.  Please amend your table accordingly and state the book value per share.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page to indicate that, because there is no proposed maximum offering price per common share, the Company calculated the proposed maximum aggregate offering price, by analogy to Rule 457(f)(2), based on the book value of $39.22 per common share as of December 31,

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-002 -

Ms. Westbrook Ms. Jaskot	Page 3
March 25, 2019

2018 pursuant to the Company’s audited balance sheet. The Company has further revised such disclosure to indicate that that because the common shares are not traded on an exchange or over-the-counter, the Company did not use the market prices of its common shares in accordance with Rule 457(c).

2.
We note references to [***] services in your engagement letter with your financial advisors.  Please revise the description of services performed by your financial advisors to include [***] services provided to the extent applicable.

The Company respectfully advises the Staff that none of the financial advisors has provided any [***] services in connection with the Company’s proposed direct listing of its common shares. Accordingly, the Company respectfully advises the Staff that the Company has not revised the disclosure to describe any such services.
Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at 011-44-20-7006-1544 or Gary D. Boss at (212) 878‑8063. Any written materials should be sent to the undersigned’s attention: Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom, Attention: Per B. Chilstrom, Esq.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:	Securities and Exchange Commission
Keira Nakada
Kevin Vaughn
Watford Holdings Ltd.
John F. Rathgeber
Clifford Chance US LLP
Gary D. Boss

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-003 -